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                                                      Filed by Cytyc Corporation
               pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                              Subject Company: Cytyc Corporation
                                                    Commission File No.: 0-27558



ADDITIONAL INFORMATION:

     Cytyc intends to file a Registration Statement on Form S-4 and Schedule TO, and Digene plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the U.S. Securities and Exchange Commission in connection with the transaction. Cytyc and Digene expect to mail a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to stockholders of Digene. These documents contain important information about the transaction. Investors and securityholders are urged to read these documents carefully when they are available. Investors and securityholders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents may also be obtained from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, (978) 263-8000, or Digene by directing a request to Digene Corporation, 1201 Clopper Road Gaithersburg, MD 20878, (301) 944-7000.

     In addition to the Registration Statement, Schedule TO, Prospectus and
Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549 or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

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                             Contact:  Robert Bowen, Chief Financial Officer
                                       Anne Rivers, Investor Relations
                                       Jeff Keene, Healthcare Media
                                       Cytyc Corporation: 978-266-3010
                                       www.cytyc.com

                                       Robert P. Jones/Theresa Vogt
                                       Media: Greg Tiberend/Dan Budwick
                                       Morgen-Walke Associates: 212-850-5600

                                       Lloyd Benson/Shanti Skiffington
                                       Schwartz Communications: 781-684-0770

FOR IMMEDIATE RELEASE

             CYTYC CORPORATION FILES HART-SCOTT-RODINO NOTIFICATION

Boxborough, MA, February 22, 2002 -- Cytyc Corporation (Nasdaq:CYTC) today announced that it has filed its Notification and Report Form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with Cytyc's execution on February 19, 2002, of a definitive agreement to acquire Digene Corporation in a stock and cash tender offer transaction. Unless earlier terminated or extended, the applicable waiting period under the Hart-Scott-Rodino Act will expire at midnight on Monday, March 25, 2002.

Cytyc Corporation develops, manufactures, and markets products for medical diagnostic applications primarily focused on women's health. The ThinPrep(R) System consists of the ThinPrep(R) 2000 Processor, ThinPrep(R) 3000 Processor, and related reagents, filters, and other supplies. Cytyc is traded on The Nasdaq Stock Market under the symbol CYTC and is a part of the S&P Midcap 400 Index and The Nasdaq-100 Index.

Cytyc(R) and ThinPrep(R) are registered trademarks of Cytyc Corporation.

ADDITIONAL INFORMATION:

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. Cytyc intends to file a Registration Statement on Form S-4 and Schedule TO, and Digene plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the U.S. Securities and Exchange Commission in connection with the transaction. Cytyc and Digene expect to mail a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to stockholders of Digene. These documents contain important information about the transaction which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully when they are available. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents may also be obtained from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, 978-263-8000, or Digene by directing a request to Digene Corporation, 1201Clopper Road Gaithersburg, MD 20878, 301-944-7000. In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549 or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

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